Exhibit 99

Magna International Inc.
337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FIRST QUARTER RESULTS

May 10, 2013, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2013.

	THREE MONTHS ENDED
	March 31, 2013	March 31, 2012

Sales	$8,361	$7,666

Adjusted EBIT(1)	$467	$444

Income from operations before income taxes	$457	$439

Net income attributable to Magna International Inc.	$369	$343

Diluted earnings per share	$1.57	$1.46

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)  Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

THREE MONTHS ENDED MARCH 31, 2013

We posted sales of $8.36 billion for the first quarter ended March 31, 2013, an increase of 9% over the first quarter of 2012. We achieved this sales increase in a period when vehicle production increased 1% in North America and decreased 9% in Europe, each relative to the first quarter of 2012.  Our North American, European and Rest of World production sales, as well as tooling, engineering and other sales all increased in the first quarter of 2013 relative to the comparable quarter in 2012.

Complete vehicle assembly sales increased 33% to $798 million for the first quarter of 2013 compared to $599 million for the first quarter of 2012, while complete vehicle assembly volumes increased 25% to approximately 37,000 units.

During the first quarter of 2013, income from operations before income taxes was $457 million, net income attributable to Magna International Inc. was $369 million and diluted earnings per share were $1.57, increases of $18 million, $26 million and $0.11, respectively, each compared to the first quarter of 2012.

During the first quarter ended March 31, 2013, we generated cash from operations of $607 million before changes in non-cash operating assets and liabilities, and invested $456 million in non-cash operating assets and liabilities. Total investment activities for the first quarter of 2013 were $242 million, including $194 million in fixed asset additions and $48 million in investments and other assets.

A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2013 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Yesterday, our Board of Directors declared a quarterly dividend of $0.32 with respect to our outstanding Common Shares for the quarter ended March 31, 2013. This dividend is payable on June 17, 2013 to shareholders of record on May 31, 2013.

UPDATED 2013 OUTLOOK

Light Vehicle Production (Units)
North America	15.9 million
Europe(1)	18.4 million

Production Sales
North America	$15.7 - $16.1 billion
Europe	$9.3 - $9.6 billion
Rest of World	$2.2 - $2.5 billion
Total Production Sales	$27.2 - $28.2 billion

Complete Vehicle Assembly Sales	$2.8 - $3.1 billion

Total Sales	$32.6 - $34.0 billion

Operating Margin(2)(3)	Mid to high 5% range

Tax Rate(2)	Approximately 24%

Capital Spending	Approximately $1.4 billion

(1)       Beginning in the first quarter of 2013, we disclose total European light vehicle production rather than Western European light vehicle production

(2)       Excluding other expense, net

(3)       Excluding $158 million amortization of intangibles related to acquisition of E-Car

In this 2013 outlook, in addition to 2013 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 315 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. Our 121,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Friday, May 10, 2013 at 2:00 p.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-728-2056. The number for overseas callers is 1-416-641-6705. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday afternoon prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Karin Kaminski at 905-726-7103.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to Magna’s expected production sales, based on expected light vehicle production in North America and Europe; Magna’s expected production sales in the North America, Europe and Rest of World segments; total sales; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; fixed asset expenditures; implementation of improvement plans in our underperforming operations, and/or restructuring actions; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from the recession in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2013 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2012 included in our 2012 Annual Report to Shareholders.

This MD&A has been prepared as at May 9, 2013.

OVERVIEW

We are a leading global automotive supplier with 315 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. Our 121,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

North American light vehicle production increased 1% in the first quarter of 2013, compared to the first quarter of 2012, to 4.0 million units. In Europe, light vehicle production in the first quarter of 2013 declined 9% to 4.8 million units.

Our first quarter 2013 total sales increased 9% over the first quarter of 2012 to an all-time record of $8.36 billion, as North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all increased over the comparable quarter.

Our income from operations before income taxes increased 4% to $457 million in the first quarter of 2013, compared to $439 million in the first quarter of 2012. Our diluted earnings per Common Share increased 8% to $1.57 in the first quarter of 2013, compared to $1.46 in the first quarter of 2012.

Our North America segment reported another strong quarter with an Adjusted EBIT(1) of $381 million, which included $39 million of amortization related to the August 2012 acquisition of Magna E-Car Systems partnership (“E-Car”). This result compared to Adjusted EBIT of $405 million in the first quarter of 2012.

We continue to improve our financial performance in our Europe segment. Despite the decline in European vehicle production, we generated Adjusted EBIT of $72 million in the first quarter of 2013, compared to $63 million in the first quarter of 2012.

In our Rest of World segment, we reported a break-even Adjusted EBIT for the first quarter of 2013, compared to an Adjusted EBIT loss of $9 million in the first quarter of 2012. Within our Rest of World segment, for the first quarter of 2013, our Asia Pacific business generated a profit while our business in South America recorded a loss.

Both Europe and South America continue to be areas of focus for us, and we expect to be able to generate improved Adjusted EBIT in both regions during 2013 compared to 2012.

Lastly, during the first quarter of 2013, we repurchased 1.6 million Common Shares for aggregate consideration of $88 million pursuant to our outstanding Normal Course issuer bid that expires in November 2013.

1 Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

FINANCIAL RESULTS SUMMARY

During the first quarter of 2013, we posted sales of $8.36 billion, an increase of 9% over the first quarter of 2012. This higher sales level was a result of increases in our North American, Rest of World and European production sales, complete vehicle assembly sales, and tooling, engineering and other sales. Comparing the first quarters of 2013 to 2012:

•                  North American vehicle production increased 1% and our North American production sales increased 3% to $4.05 billion;

•                  European vehicle production decreased 9% while our European production sales increased 5% to $2.45 billion;

•                  Rest of World production sales increased 26% to $516 million;

•                  Complete vehicle assembly sales increased 33% to $798 million and complete vehicle assembly volumes increased 25%; and

•                  Tooling, engineering and other sales increased by 31% to $554 million.

During the first quarter of 2013, we earned income from operations before income taxes of $457 million compared to $439 million for the first quarter of 2012. Excluding Other Expense recorded in the first quarter of 2013, as discussed in the “Other Expense” section, the $24 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the first quarter of 2012;

•                  productivity and efficiency improvements at certain facilities;

•                  higher equity income;

•                  lower costs incurred in preparation for upcoming launches;

•                  decreased pre-operating costs incurred at new facilities;

•                  lower restructuring and downsizing costs;

•                  a $3 million revaluation gain in respect of asset-backed commercial paper (“ABCP”); and

•                  lower warranty costs of $1 million.

These factors were partially offset by:

•                  intangible asset amortization of $39 million related to the acquisition and re-measurement of E-Car;

•                 increased commodity costs;

•                  a larger amount of employee profit sharing;

•                  the re-acquisition, in the second quarter of 2012, of an interior systems operation;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the first quarter of 2012.

During the first quarter of 2013, net income of $367 million increased $26 million compared to the first quarter of 2012. Net income was impacted by Other Expense, as discussed in the “Other Expense” section. Other Expense negatively impacted net income in the first quarter of 2013 by $6 million. Excluding Other Expense, after tax, net income for the first quarter of 2013 increased $32 million.

During the first quarter of 2013, our diluted earnings per share increased $0.11 to $1.57 compared to $1.46 for the first quarter of 2012. Other Expense, after tax, negatively impacted diluted earnings per share in the first quarter of 2013 by $0.02, as discussed in the “Other Expense” section. Excluding Other Expense, after tax, the $0.13 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2013. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the first quarter of 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by options granted during or subsequent to the first quarter of 2012 and an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, consumer confidence levels, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety standards. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2012, and remain substantially unchanged in respect of the first quarter ended March 31, 2013.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months
	ended March 31,
	2013	2012	Change
1 Canadian dollar equals U.S. dollars	0.991	0.998	-	1%
1 euro equals U.S. dollars	1.319	1.310	+	1%
1 British pound equals U.S. dollars	1.550	1.571	-	1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2013 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED MARCH 31, 2013

Sales

	For the three months
	ended March 31,
	2013	2012	Change

Vehicle Production Volumes (millions of units)
North America	4.003	3.970	+	1%
Europe	4.794	5.292	-	9%

Sales
External Production
North America	$4,047	$3,915	+	3%
Europe	2,446	2,322	+	5%
Rest of World	516	408	+	26%
Complete Vehicle Assembly	798	599	+	33%
Tooling, Engineering and Other	554	422	+	31%
Total Sales	$8,361	$7,666	+	9%

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

External Production Sales - North America

External production sales in North America increased 3% or $132 million to $4.05 billion for the first quarter of 2013 compared to $3.92 billion for the first quarter of 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2012, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Honda Accord; and

•                  Ford C-MAX; and

•                  acquisitions completed during or subsequent to the first quarter of 2012 which positively impacted sales by $42 million, including STT Technologies (“STT”).

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to the first quarter of 2012, including the:

•                  Jeep Liberty; and

•                  Mazda 6;

•                  a decrease in content on certain programs, including the Ford Escape;

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the first quarter of 2012.

External Production Sales - Europe

External production sales in Europe increased $124 million to $2.45 billion for the first quarter of 2013 compared to $2.32 billion for the first quarter of 2012. The increase in external production sales is primarily as a result of:

•                  acquisitions completed during or subsequent to the first quarter of 2012, which positively impacted sales by $164 million, including ixetic Verwaltungs GmbH (“ixetic”), the re-acquisition of an interior systems operation and BDW technologies group (“BDW”);

•                  the launch of new programs during or subsequent to the first quarter of 2012, including the:

•                  Ford Transit Custom;

•                  MINI Paceman;

•                  Ford Kuga; and

•                  Skoda Rapid and SEAT Toledo; and

•                  an increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the first quarter of 2012.

External Production Sales - Rest of World

External production sales in Rest of World increased 26% or $108 million to $516 million for the first quarter of 2013 compared to $408 million for the first quarter of 2012, primarily as a result of the launch of new programs during or subsequent to the first quarter of 2012, primarily in Brazil and China.

This factor was partially offset by a $22 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Complete Vehicle Assembly Sales

	For the three months
	ended March 31,
	2013	2012	Change

Complete Vehicle Assembly Sales	$798	$599	+	33%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, MINI Paceman, Mercedes-Benz G-Class, Peugeot RCZ and Aston Martin Rapide	37,439	29,935	+	25%

Complete vehicle assembly sales increased 33% or $199 million to $798 million for the first quarter of 2013 compared to $599 million for the first quarter of 2012 and assembly volumes increased 25% or 7,504 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes for the:

•                  Mercedes-Benz G-Class; and

•                  MINI Countryman;

•                  the launch of the MINI Paceman during the fourth quarter of 2012; and

•                  a $5 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012; and

•                  a decrease in assembly volumes for the Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 31% or $132 million to $554 million for the first quarter of 2013 compared to $422 million for the first quarter of 2012.

In the first quarter of 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Jeep Grand Cherokee;

•                  Chevrolet Suburban, Tahoe, Silverado and Avalanche;

•                  Qoros 3;

•                  MINI Countryman;

•                  Ford Fusion;

•                  Mercedes-Benz Actros;

•                  Ford Fiesta;

•                  Chevrolet Impala;

•                  GMC Acadia; and

•                  Ford Transit.

In the first quarter of 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Mercedes-Benz M-Class;

•                  MINI Countryman;

•                  Qoros 3;

•                  Ford Escape;

•                  Ford Fusion;

•                  Audi A8; and

•                  Opel Calibra.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Cost of Goods Sold and Gross Margin

	For the three months
	ended March 31,
	2013	2012

Sales	$8,361	$7,666

Cost of goods sold
Material	5,345	4,856
Direct labour	520	510
Overhead	1,452	1,319
	7,317	6,685
Gross margin	$1,044	$981

Gross margin as a percentage of sales	12.5%	12.8%

Cost of goods sold increased $632 million to $7.32 billion for the first quarter of 2013 compared to $6.69 billion for the first quarter of 2012 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $225 million related to acquisitions completed during or subsequent to the first quarter of 2012, including ixetic, the re-acquisition of an interior systems operation, STT, BDW and E-Car;

•                  increased commodity costs; and

•                  a larger amount of employee profit sharing.

These factors were partially offset by:

•                  a net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the Brazilian real, Canadian dollar and British pound, each against the U.S. dollar partially offset by the strengthening of the euro against the U.S. dollar;

•                  lower restructuring and downsizing costs; and

•                  lower warranty costs of $1 million.

Gross margin increased $63 million to $1.04 billion for the first quarter of 2013 compared to $0.98 billion for the first quarter of 2012 and gross margin as a percentage of sales decreased to 12.5% for the first quarter of 2013 compared to 12.8% for the first quarter of 2012. The decrease in gross margin as a percentage of sales was substantially due to:

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  increased commodity costs;

•                  the re-acquisition, in the second quarter of 2012, of an interior systems operation;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the first quarter of 2012.

These factors were partially offset by:

•                  lower costs incurred in preparation for upcoming launches;

•                  the closure of certain facilities;

•                  decreased pre-operating costs incurred at new facilities;

•                  lower warranty costs;

•                  lower restructuring and downsizing costs; and

•                  productivity and efficiency improvements at certain facilities.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Depreciation and Amortization

Depreciation and amortization costs increased $84 million to $255 million for the first quarter of 2013 compared to $171 million for the first quarter of 2012. The higher depreciation and amortization was primarily as a result of:

•                  intangible asset amortization of $39 million related to the acquisition and re-measurement of E-Car;

•                  $22 million related to acquisitions completed during or subsequent to the first quarter of 2012, including ixetic, E-Car and BDW;

•                  depreciation related to new facilities; and

•                  capital spending during or subsequent to the first quarter of 2012.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.4% for the first quarter of 2013 compared to 5.2% for the first quarter of 2012. SG&A expense decreased $31 million to $367 million for the first quarter of 2013 compared to $398 million for the first quarter of 2012 primarily as a result of:

•                  a decrease in reported U.S. dollar SG&A related to foreign exchange;

•                  lower restructuring and downsizing costs; and

•                  a $3 million revaluation gain in respect of ABCP.

These factors were partially offset by:

•                  $7 million related to acquisitions completed during or subsequent to the first quarter of 2012, including E-Car, the re-acquisition of an interior systems operation and ixetic;

•                  higher labour, including wage increases at certain operations, and other costs to support the growth in sales;

•                  increased costs incurred at new facilities; and

•                  higher employee profit sharing.

Equity Income

Equity income increased $13 million to $45 million for the first quarter of 2013 compared to $32 million for the first quarter of 2012. Equity income for the first quarter of 2012 included $12 million of equity loss related to our investment in E-Car. Excluding this $12 million equity loss, the $1 million increase in equity income is primarily as a result of higher income from most of our equity accounted investments.

Other Expense, net

During the first quarter of 2013, we recorded net restructuring charges of $6 million ($6 million after tax) in Europe at our exterior and interior systems operations. We expect full year 2013 restructuring charges to be approximately $100 million.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

	For the three months ended March 31,
	External Sales			Adjusted EBIT
	2013	2012	Change	2013	2012	Change

North America	$4,288	$4,079	$209	$381	$405	$(24)
Europe	3,505	3,153	352	72	63	9
Rest of World	565	428	137	—	(9)	9
Corporate and Other	3	6	(3)	14	(15)	29
Total reportable segments	$8,361	$7,666	$695	$467	$444	$23

Excluded from Adjusted EBIT for the three months ended March 31, 2013 was the $6 million net restructuring costs recorded in our Europe segment, as discussed in the “Other Expense” section.

North America

Adjusted EBIT in North America decreased $24 million to $381 million for the first quarter of 2013 compared to $405 million for the first quarter of 2012 primarily as a result of:

•                  intangible asset amortization of $39 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the first quarter of 2012;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased commodity costs;

•                  higher affiliation fees paid to corporate;

•                  a larger amount of employee profit sharing; and

•                  net customer price concessions subsequent to the first quarter of 2012.

These factors were partially offset by:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower restructuring and downsizing costs;

•                  lower costs incurred in preparation for upcoming launches;

•                  higher equity income;

•                  decreased pre-operating costs incurred at new facilities; and

•                  productivity and efficiency improvements at certain facilities.

Europe

Adjusted EBIT in Europe increased $9 million to $72 million for the first quarter of 2013 compared to $63 million for the first quarter of 2012 primarily as a result of:

•                  lower pre-operating costs incurred at new facilities;

•                  higher equity income;

•                  lower costs incurred in preparation for upcoming launches;

•                  lower warranty costs of $1 million; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  the re-acquisition, in the second quarter of 2012, of an interior systems operation;

•                  a larger amount of employee profit sharing;

•                  higher restructuring and downsizing costs;

•                  increased commodity costs;

•                  higher affiliation fees paid to corporate; and

•                  operational inefficiencies and other costs at certain facilities.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Rest of World

Rest of World Adjusted EBIT increased $9 million to $nil for the first quarter of 2013 compared to a loss of $9 million for the first quarter of 2012 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  productivity and efficiency improvements at certain facilities;

•                  lower costs related to new facilities;

•                  lower restructuring and downsizing costs; and

•                  lower launch costs.

These factors were partially offset by:

•                  higher affiliation fees paid to Corporate;

•                  a larger amount of employee profit sharing;

•                  lower equity income; and

•                  net customer price concessions subsequent to the first quarter of 2012.

Corporate and Other

Corporate and Other Adjusted EBIT increased $29 million to $14 million for the first quarter of 2013 compared to a loss of $15 million for the first quarter of 2012. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $12 million for the first quarter of 2012. Excluding E-Car, Corporate and Other Adjusted EBIT increased $17 million to $14 million for the first quarter of 2013 compared to a loss of $3 million for the first quarter of 2012 primarily as a result of:

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions;

•                  an increase in affiliation fees earned from our divisions; and

•                  a $3 million revaluation gain in respect of ABCP.

These factors were partially offset by lower equity income.

Interest Expense, net

During the first quarter of 2013, we recorded net interest expense of $4 million compared to $5 million for the first quarter of 2012. The decrease in interest expense is primarily as a result of higher interest income partially offset by an increase in interest expense as a result of higher debt in Asia Pacific.

Income from Operations before Income Taxes

Income from operations before income taxes increased $18 million to $457 million for the first quarter of 2013 compared to $439 million for the first quarter of 2012. Excluding Other Expense, discussed in the “Other Expense” section, income from operations before income taxes for the first quarter of 2013 increased $24 million. The increase in income from operations before income taxes is the result of the increase in EBIT and the decrease in net interest expense, as discussed above.

Income Taxes

The effective income tax rate on income from operations before income taxes was 19.7% for the first quarter of 2013 compared to 22.3% for the first quarter of 2012. In the first quarter of 2013, income tax rates were impacted by the items discussed in the “Other Expense” section. Excluding Other Expense, after tax, the effective income tax rate decreased to 19.4% for the first quarter of 2013 compared to 22.3% for the first quarter of 2012 primarily as result of a decrease in our reserve for uncertain tax positions, resulting mainly from favourable audit settlements of prior taxation years.

Net Income

Net income of $367 million for the first quarter of 2013 increased $26 million compared to the first quarter of 2012. Excluding Other Expense, after tax, discussed in the “Other Expense” section, net income increased $32 million. The increase in net income is the result of the increase in income from operations before income taxes and lower income taxes, both as discussed above.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $2 million for the first quarters of 2013 and 2012.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $369 million for the first quarter of 2013 increased $26 million compared to the first quarter of 2012. Excluding Other Expense, after tax, discussed in the “Other Expense” section, net income attributable to Magna International Inc. increased $32 million as a result of the increase in net income, as discussed above.

Earnings per Share

	For the three months
	ended March 31,
	2013	2012	Change

Earnings per Common Share
Basic	$1.59	$1.47	+ 8%
Diluted	$1.57	$1.46	+ 8%

Average number of Common Shares outstanding (millions)
Basic	232.5	232.4	—
Diluted	235.2	235.4	—

Diluted earnings per share increased $0.11 to $1.57 for the first quarter of 2013 compared to $1.46 for the first quarter of 2012. Other Expense, after tax, negatively impacted diluted earnings per share in the first quarter of 2013 by $0.02, as discussed in the “Other Expense” section. Excluding Other Expense, after tax, the $0.13 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2013.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the first quarter of 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by options granted during or subsequent to the first quarter of 2012 and an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended March 31,
	2013	2012	Change

Net income	$367	$341
Items not involving current cash flows	240	190
	607	531	$76
Changes in non-cash operating assets and liabilities	(456)	(302)
Cash provided from operating activities	$151	$229	$(78)

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Cash flow from operations before changes in non-cash operating assets and liabilities increased $76 million to $607 million for the first quarter of 2013 compared to $531 million for the first quarter of 2012. The increase in cash flow from operations was due to a $26 million increase in net income, as discussed above, and a $50 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended March 31,
	2013	2012

Depreciation and amortization	$255	$171
Amortization of other assets included in cost of goods sold	30	25
Other non-cash charges	24	19
Deferred income taxes and non-cash portion of current taxes	(24)	7
Equity income	(45)	(32)
Items not involving current cash flows	$240	$190

Cash invested in non-cash operating assets and liabilities amounted to $456 million for the first quarter of 2013 compared to $302 million for the first quarter of 2012. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended March 31,
	2013	2012

Accounts receivable	$(974)	$(751)
Inventories	(158)	(154)
Prepaid expenses and other	(27)	1
Accounts payable	328	429
Accrued salaries and wages	101	73
Other accrued liabilities	315	118
Income taxes payable	(42)	(16)
Deferred revenue	1	(2)
Changes in non-cash operating assets and liabilities	$(456)	$(302)

The increase in accounts receivable, inventories, accounts payable, accrued salaries and wages and other accrued liabilities in the first quarter of 2013 was primarily due to an increase in production activities at the end of the first quarter of 2013 compared to the end of 2012.

Capital and Investment Spending

	For the three months
	ended March 31,
	2013	2012	Change

Fixed asset additions	$(194)	$(250)
Investments and other assets	(48)	(34)
Fixed assets, investments and other assets additions	(242)	(284)
Purchase of subsidiaries	—	(42)
Proceeds from disposition	30	53
Cash used for investment activities	$(212)	$(273)	$61

Fixed assets, investments and other assets additions

In the first quarter of 2013, we invested $194 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2013 was for facilities and manufacturing equipment for programs that will be launching subsequent to 2012. Consistent with our strategy to expand in developing markets, approximately 22% (2012 - 26%) of this investment was in China, India, Brazil and Russia.

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

In the first quarter of 2013, we invested $48 million in other assets related primarily to fully reimbursable engineering costs and tooling for programs that launched during the first quarter of 2013 or will be launching subsequent to the first quarter of 2013.

Purchase of subsidiaries

During the first quarter of 2012, we invested $42 million to purchase subsidiaries, including the acquisition of BDW, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

Proceeds from disposition

In the first quarter of 2013, the $30 million of proceeds include normal course fixed and other asset disposals.

Financing

	For the three months
	ended March 31,
	2013	2012	Change

(Decrease) increase in bank indebtedness	$(26)	$1
Repayments of debt	(41)	(95)
Issues of debt	32	114
Issues of Common Shares on exercise of stock options	39	3
Settlement of stock options	(23)	(4)
Repurchase of Common Shares	(88)	—
Dividends	(73)	(63)
Cash used for financing activities	$(180)	$(44)	$(136)

During the first quarter of 2013, our Honorary Chairman and Founder, Mr. Stronach, exercised 716,666 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $20 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of our Common Shares on the Toronto Stock Exchange (“TSX”) on the date of exercise and the aggregate Exercise Price of all such options surrendered.

During the first quarter of 2013, we repurchased 1.6 million Common Shares for an aggregate purchase price of $88 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.32 for the first quarter of 2013, for a total of $73 million.

Financing Resources

	As at	As at
	March 31,	December 31,
	2013	2012	Change

Liabilities
Bank indebtedness	$33	$71
Long-term debt due within one year	245	249
Long-term debt	105	112
	383	432
Non-controlling interest	27	29
Shareholders’ equity	9,539	9,429
Total capitalization	$9,949	$9,890	$59

Total capitalization increased by $59 million to $9.95 billion at March 31, 2013 compared to $9.89 billion at December 31, 2012, primarily as a result of a $110 million increase in shareholders’ equity partially offset by a $49 million decrease in liabilities.

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

The increase in shareholders’ equity was primarily as a result of net income earned in the first quarter of 2013.

This factor was partially offset by:

•                  the $133 million net unrealized loss on translation of net investment in foreign operations;

•                  the repurchase of Common Shares in connection with our normal course issuer bid; and

•                  dividends paid during the first quarter of 2013.

The decrease in liabilities relates primarily to a decrease in our bank indebtedness.

Cash Resources

During the first quarter of 2013, our cash resources decreased by $275 million to $1.25 billion as a result of the cash used for investing and financing activities and the unfavourable effect of foreign exchange, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at March 31, 2013, we had term and operating lines of credit totalling $2.47 billion of which $2.08 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 9, 2013 were exercised:

Common Shares	232,914,147
Stock options (i)	5,430,692
238,344,839

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2013 that are outside the ordinary course of our business. Refer to our MD&A included in our 2012 Annual Report.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 14 of our unaudited interim consolidated financial statements for the three months ended March 31, 2013, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: expected light vehicle production and operating performance in North America, Europe and South America; implementation of improvement plans in our underperforming operations, and/or restructuring actions, including but not limited to, Europe and South America; improved future results in South America and Europe; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from the recession in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2013	2012

Sales		$8,361	$7,666

Costs and expenses
Cost of goods sold		7,317	6,685
Depreciation and amortization		255	171
Selling, general and administrative	10	367	398
Interest expense, net		4	5
Equity income		(45)	(32)
Other expense, net	2	6	—
Income from operations before income taxes		457	439
Income taxes		90	98
Net income		367	341
Net loss attributable to non-controlling interests		2	2
Net income attributable to Magna International Inc.		$369	$343

Earnings per Common Share:	3
Basic		$1.59	$1.47
Diluted		$1.57	$1.46

Cash dividends paid per Common Share		$0.320	$0.275

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		232.5	232.4
Diluted		235.2	235.4

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2013	2012

Net income		$367	$341

Other comprehensive income (loss), net of tax:	12
Net unrealized (loss) gain on translation of net investment in foreign operations		(133)	99
Net unrealized gain (loss) on available-for-sale investments		1	(3)
Net unrealized gain on cash flow hedges		8	51
Reclassification of net (gain) loss on cash flow hedges to net income		(6)	3
Reclassification of net loss on pensions to net income		3	—
Other comprehensive (loss) income		(127)	150

Comprehensive income		240	491
Comprehensive loss attributable to non-controlling interests		2	1
Comprehensive income attributable to Magna International Inc.		$242	$492

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2013	2012

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$367	$341
Items not involving current cash flows	4	240	190
		607	531
Changes in non-cash operating assets and liabilities	4	(456)	(302)
Cash provided from operating activities		151	229

INVESTMENT ACTIVITIES
Fixed asset additions		(194)	(250)
Purchase of subsidiaries		—	(42)
Increase in investments and other assets		(48)	(34)
Proceeds from disposition		30	53
Cash used for investing activities		(212)	(273)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(26)	1
Repayments of debt		(41)	(95)
Issues of debt		32	114
Issues of Common Shares on exercise of stock options		39	3
Settlement of stock options		(23)	(4)
Repurchase of Common Shares	11	(88)	—
Dividends		(73)	(63)
Cash used for financing activities		(180)	(44)

Effect of exchange rate changes on cash and cash equivalents		(34)	28

Net decrease in cash and cash equivalents during the period		(275)	(60)
Cash and cash equivalents, beginning of period		1,522	1,325
Cash and cash equivalents, end of period		$1,247	$1,265

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2013	2012

ASSETS
Current assets
Cash and cash equivalents	4	$1,247	$1,522
Accounts receivable		5,629	4,774
Inventories	5	2,629	2,512
Deferred tax assets		172	170
Prepaid expenses and other		189	157
		9,866	9,135

Investments	13	406	385
Fixed assets, net		5,172	5,273
Goodwill		1,501	1,473
Deferred tax assets		97	90
Other assets	6	719	753
		$17,761	$17,109

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$33	$71
Accounts payable		4,710	4,450
Accrued salaries and wages		705	617
Other accrued liabilities	7	1,504	1,185
Income taxes payable		38	93
Deferred tax liabilities		17	19
Long-term debt due within one year		245	249
		7,252	6,684

Long-term employee benefit liabilities	8	545	560
Long-term debt		105	112
Other long-term liabilities	9	165	154
Deferred tax liabilities		128	141
		8,195	7,651

Shareholders’ equity
Capital stock
Common Shares
[issued: 232,897,480; December 31, 2012 – 233,115,783]	11	4,423	4,391
Contributed surplus		59	80
Retained earnings		4,693	4,462
Accumulated other comprehensive income	12	364	496
		9,539	9,429

Non-controlling interests		27	29
		9,566	9,458
		$17,761	$17,109

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458
Net income					369		(2)	367
Other comprehensive loss						(127)		(127)
Shares issued on exercise of stock options		1.3	53	(14)				39
Release of restricted stock			7	(7)				—
Repurchase and cancellation under normal course issuer bid	11	(1.6)	(30)		(53)	(5)		(88)
Stock-based compensation expense	10			9				9
Settlement of stock options	10			(9)	(10)			(19)
Dividends paid		0.1	2		(75)			(73)
Balance, March 31, 2013		232.9	$4,423	$59	$4,693	$364	$27	$9,566

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2011		233.3	$4,373	$63	$3,317	$422	$27	$8,202
Net income					343		(2)	341
Other comprehensive income						149	1	150
Shares issued on exercise of stock options		0.1	4	(1)				3
Release of restricted stock			5	(5)				—
Stock-based compensation expense	10			8				8
Settlement of stock options	10			(1)	(2)			(3)
Dividends paid			1		(64)			(63)
Balance, March 31, 2012		233.4	$4,383	$64	$3,594	$571	$26	$8,638

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2012.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes included in the Company’s 2012 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2013 and the results of operations, cash flows and changes in equity for the three months ended March 31, 2013 and 2012.

[b]   Accounting Changes

Intangibles

In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update [“ASU”] 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

[c]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              OTHER EXPENSE, NET

During the first quarter of 2013, the Company recorded net restructuring charges of $6 million [$6 million after tax] in Europe at its exterior and interior systems operations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

	Three months ended
	March 31,
	2013	2012

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$369	$343

Average number of Common Shares outstanding	232.5	232.4

Basic earnings per Common Share	$1.59	$1.47

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$369	$343

Average number of Common Shares outstanding	232.5	232.4
Adjustments
Stock options and restricted stock [a]	2.7	3.0
	235.2	235.4

Diluted earnings per Common Share	$1.57	$1.46

[a]         For the three months ended March 31, 2013, diluted earnings per Common Share exclude 0.3 million [2012 — 1.7 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	March 31,	December 31,
	2013	2012

Bank term deposits, bankers acceptances and government paper	$1,080	$1,220
Cash	167	302
	$1,247	$1,522

[b]         Items not involving current cash flows:

	Three months ended
	March 31,
	2013	2012

Depreciation and amortization	$255	$171
Amortization of other assets included in cost of goods sold	30	25
Other non-cash charges	24	19
Deferred income taxes and non-cash portion of current taxes	(24)	7
Equity income	(45)	(32)
	$240	$190

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended
	March 31,
	2013	2012

Accounts receivable	$(974)	$(751)
Inventories	(158)	(154)
Prepaid expenses and other	(27)	1
Accounts payable	328	429
Accrued salaries and wages	101	73
Other accrued liabilities	315	118
Income taxes receivable/payable	(42)	(16)
Deferred revenue	1	(2)
	$(456)	$(302)

5.              INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2013	2012

Raw materials and supplies	$942	$911
Work-in-process	262	260
Finished goods	280	283
Tooling and engineering	1,145	1,058
	$2,629	$2,512

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.              OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2013	2012

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$307	$297
Long-term receivables	95	95
Patents and licences, net	33	34
Unrealized gain on cash flow hedges	35	32
E-Car intangible	119	158
Other, net	130	137
	$719	$753

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2013	2012

Balance, beginning of period	$94	$76
Expense, net	9	10
Settlements	(5)	(5)
Foreign exchange and other	8	2
Balance, March 31	$106	$83

8.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended
	March 31,
	2013	2012

Defined benefit pension plans and other	$4	$2
Termination and long service arrangements	8	8
	$12	$10

9.              OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	March 31,	December 31,
	2013	2012

Long-term portion of income taxes payable	$102	$94
Asset retirement obligation	38	39
Long-term portion of fair value of hedges	13	10
Deferred revenue	12	11
	$165	$154

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2013			2012
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	6,623,242	35.39	3,275,074	6,867,367	31.54	2,066,700
Granted	1,060,000	57.02	—	1,341,500	48.22	—
Exercised (ii)	(2,178,383)	29.76	(2,178,383)	(321,454)	25.83	(321,454)
Cancelled	(37,500)	50.17	(20,000)	—	—	—
Vested	—	—	3,149,667	—	—	2,366,667
March 31	5,467,359	41.73	4,226,358	7,887,413	34.61	4,111,913

(i)      The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)  On February 27, 2013, 133,333 options were exercised on a cashless basis in accordance with the applicable stock option plans.  On exercise, cash payments totalling $3 million were made to the stock option holder.

On March 14, 2013, the Company’s Honorary Chairman and Founder, Mr. Stronach exercised 716,666 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $20 million were made to Mr. Stronach.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted and/or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended
	March 31,
	2013	2012

Risk free interest rate	1.32%	2.23%
Expected dividend yield	2.00%	2.00%
Expected volatility	34%	43%
Expected time until exercise	4.5 years	4.5 years

Weighted average fair value of options granted or modified in period [Cdn$]	$14.02	$15.49

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2013		2012
	Number	Stated	Number	Stated
	of shares	value	of Shares	value

Awarded and not released, beginning of period	882,988	$30	1,026,304	$35
Release of restricted stock	(152,512)	(5)	(143,316)	(5)
Awarded and not released, March 31	730,476	$25	882,988	$30

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION (CONTINUED)

[c]          Restricted stock unit program

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers]:

	2013				2012
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	605,430	20,099	206,923	832,452	367,726	29,806	198,446	595,978
Granted	70,636	14,825	10,013	95,474	94,238	15,364	8,565	118,167
Dividend equivalents	415	194	1,206	1,815	467	263	1,201	1,931
Released	(8,259)	—	(113,007)	(121,266)	(8,259)	—	—	(8,259)
Balance, March 31	668,222	35,118	105,135	808,475	454,172	45,433	208,212	707,817

[d]         Compensation expense related to Stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended
	March 31,
	2013	2012

Incentive Stock Option Plan	$4	$4
Long-term retention	1	1
Restricted stock unit	3	4
	8	9
Fair value adjustment for liability classified DSUs	2	3
Total stock-based compensation expense	$10	$12

11.       COMMON SHARES

[a]         During the first quarter of 2013, the Company purchased for cancellation 1,593,615 Common Shares under a normal course issuer bid for cash consideration of $88 million.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 9, 2013 were exercised or converted:

Common Shares	232,914,147
Stock options (i)	5,430,692
238,344,839

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2013	2012

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$629	$547
Net unrealized (loss) gain on translation of net investment in foreign operations	(133)	98
Repurchase of shares under normal course issuer bid	(5)	—
Balance, March 31	491	645

Accumulated net unrealized gain on cash flow hedges (i)
Balance, beginning of period	34	(23)
Net unrealized gain on cash flow hedges	8	51
Reclassification of net (gain) loss on cash flow hedges to net income	(6)	3
Balance, March 31	36	31

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	1	5
Net unrealized gain (loss) on investments	1	(3)
Balance, March 31	2	2

Accumulated net unrealized loss on long-term employee benefit liabilities (ii)
Balance, beginning of period	(168)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, March 31	(165)	(107)

Total accumulated other comprehensive income	$364	$571

(i)            The amount of income tax obligation that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2013	2012

Balance, beginning of period	$(13)	$12
Net unrealized gain	(4)	(21)
Reclassification of net gain (loss) on cash flow hedges to net income	2	(1)
Balance, March 31	$(15)	$(10)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on long-term employee benefit liabilities is as follows:

	2013	2012

Balance, beginning of period	$36	$24
Reclassification of net loss to net income	(1)	—
Balance, March 31	$35	$24

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $16 million [net of income taxes of $9 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2013	2012

Held for trading
Cash and cash equivalents	$1,247	$1,522
Investment in ABCP	92	90
	$1,339	$1,612

Held to maturity investments
Severance investments	$5	$8

Available-for-sale
Equity investments	$10	$9

Loans and receivables
Accounts receivable	$5,629	$4,774
Long-term receivables included in other assets	95	95
	$5,724	$4,869

Other financial liabilities
Bank indebtedness	$33	$71
Long-term debt (including portion due within one year)	350	361
Accounts payable	4,710	4,450
	$5,093	$4,882

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$45	$37
Other assets	35	32
Other accrued liabilities	(16)	(11)
Other long-term liabilities	(12)	(9)
	52	49
Natural gas contracts
Prepaid expenses	1	2
Other accrued liabilities	(2)	(3)
Other long-term liabilities	(1)	(1)
	(2)	(2)
	$50	$47

[b]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At March 31, 2013, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2012 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$93 million [December 31, 2012 - Cdn$90 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At March 31, 2013, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $10 million, which was based on the closing share price of the investments on March 31, 2013.

Term debt

The Company’s term debt includes $245 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

[c]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its derivative instruments. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three- month period ended March 31, 2013, sales to the Company’s six largest customers represented 83% of the Company’s total sales and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[d]         Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.  In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at March 31, 2013, the net foreign exchange exposure was not material.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

[f]           Foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. However, as a result of hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates.

In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheets at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At March 31, 2013, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	273	1,016
euro amount	79	6

For U.S. dollars
Peso amount	5,662	128

For euros
U.S. amount	64	176
GBP amount	76	51
Czech Koruna amount	4,568	6
Polish Zlotys amount	102	—

Forward contracts mature at various dates through 2016.  Foreign currency exposures are reviewed quarterly.

14.       CONTINGENCIES

[a]         In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES (CONTINUED)

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until late 2014, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 was filed in May 2012 in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer and Chief Financial Officer, as well as its founder.  Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion in July 2012.  BBNPT subsequently filed an amended complaint in October 2012, following which the defendants filed a motion seeking dismissal of the lawsuit. By March 12, 2013, the motion was fully briefed and submitted to the Court and the parties are now awaiting the Court’s decision. The defendants believe the lawsuit is without merit and therefore intend to vigorously defend the case. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claim.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 7]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

15.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION (CONTINUED)

	Three months ended				Three months ended
	March 31, 2013				March 31, 2012
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,681	$1,553		$633	$1,607	$1,498		$582
United States	1,954	1,843		987	1,920	1,798		807
Mexico	965	892		577	834	783		505
Eliminations	(288)	—		—	(259)	—		—
	4,312	4,288	$381	2,197	4,102	4,079	$405	1,894
Europe
Western Europe (excluding Great Britain)	2,902	2,835		1,416	2,500	2,459		1,266
Great Britain	218	216		53	267	265		54
Eastern Europe	527	454		570	469	429		552
Eliminations	(95)	—		—	(48)	—		—
	3,552	3,505	72	2,039	3,188	3,153	63	1,872
Rest of World	594	565	—	699	453	428	(9)	528
Corporate and Other (i)	(97)	3	14	237	(77)	6	(15)	269
Total reportable segments	8,361	8,361	467	5,172	7,666	7,666	444	4,563
Other expense, net			(6)					—
Interest expense, net			(4)					(5)
	$8,361	$8,361	$457	5,172	$7,666	$7,666	$439	4,563
Current assets				9,866				9,203
Investments, goodwill, deferred tax assets and other assets				2,723				2,293
Consolidated total assets				$17,761				$16,059

(i)           For the three months ended March 31, 2012, Corporate and Other includes $12 million equity loss related to the Company’s investment in E-Car.

16.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.